                                                         File No.
                                                     1940 Act File No. 811-08103


                      Securities and Exchange Commission
                            Washington, D.C. 20549

                                   Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.  Exact name of Trust:  Nuveen Unit Trusts, Series 77

B.  Name of Depositor:    John Nuveen & Co. Incorporated

C.  Complete address of Depositor's principal executive offices:

                              333 West Wacker Drive
                              Chicago, Illinois  60606

D.  Name and complete address of agents for service:

                              John Nuveen & Co. Incorporated
                              Attention:  Alan G. Berkshire
                              333 West Wacker Drive
                              Chicago, Illinois  60606

                              Chapman and Cutler
                              Attention:  Eric F. Fess
                              111 West Monroe Street
                              Chicago, Illinois  60603

It is proposed that this filing will become effective (check appropriate box)

----
:  :  immediately upon filing pursuant to paragraph (b)
----
:  :  on (date) pursuant to paragraph (b)
----
:  :  60 days after filing pursuant to paragraph (a)
----
:  :  on (date) pursuant to paragraph (a) of rule 485 or 486
----

E. Title of securities being registered: Units of fractional undivided beneficial interest.

F. Approximate date of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

----
: : Check box if it is proposed that this filing will become effective on ---- (date) at 1:30 P.M. pursuant to Rule 487.

                             Preliminary Prospectus

                             Dated January 13, 2000
                               Subject to Change

                                 [NUVEEN LOGO]
                               Defined Portfolios

Nuveen Unit Trusts, Series 77


Nuveen Two-Year Sector Portfolio
Nuveen Biotechnology Two-Year Sector Portfolio, January 2000

Nuveen Five-Year Sector Portfolio
Nuveen Biotechnology Five-Year Sector Portfolio, January 2000
        Prospectus Part A dated January  , 2000

 .Portfolios Seek Capital Appreciation
 .Reinvestment Option
 .Letter of Intent Available



The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.
The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Secu-rities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SCT-01-00-P


Nuveen Unit Trusts, Series 77                                  CUSIP Nos:
                                                               Dividend in
                                                               Cash           Reinvested      Wrap
Nuveen Biotechnology Two-Year Sector Portfolio, January 2000   67067          67067           67067
Nuveen Biotechnology Five-Year Sector Portfolio, January 2000  67067L490      67067L508       67067L516




Overview

Nuveen Unit Trusts, Series 77 in-
cludes the separate unit investment
trusts listed above. Each Portfolio
seeks to provide capital apprecia-
tion by investing in the securities
of companies in its industry sector.
John Nuveen & Co. Incorporated
("Nuveen") serves as the Sponsor of
the Portfolios.



 Contents

 2 Overview
 3 NUVEEN BIOTECHNOLOGY TWO-YEAR
   SECTOR PORTFOLIO, JANUARY 2000
 8 NUVEEN BIOTECHNOLOGY FIVE-YEAR
   SECTOR PORTFOLIO, JANUARY 2000
12 Biotechnology Securities
   Descriptions
60 How to Buy and Sell Units
60 Investing in the Portfolios
60 Sales or Redemptions
61 Risk Factors
63 Distributions
63 Income Distributions
63 Capital Distributions
63 General Information
63 Termination
63 The Sponsor
63 Optional Features
63 Letter of Intent
63 Reinvestment
63 Nuveen Mutual Funds
64 Notes to Portfolios
65 Statements of Condition
67 Report of Independent Public
   Accountants

 For the Table of Contents of Part
 B, see Part B of the Prospectus.
---------


 Units are not deposits or obligations of, or guaranteed by any bank. Units are not FDIC insured and involve investment risk, including the possible loss of principal.


                                      ---

Nuveen Biotechnology Two-Year Sector Portfolio, January 2000

Risk/Return Summary

Investment Objective

The Portfolio seeks to provide capital appreciation.

Investment Strategy

The Portfolio consists of the stocks of biotechnology companies. The Portfolio is diversified across the biotechnology sector including bio-medical/genetics, medical drugs, scientific instruments and therapeutics. The Sponsor selects stocks within the sector that it believes have the potential for capital appre-ciation.

The Sponsor intends to create future portfolios that will invest in stocks in this sector. If these future portfolios are available, you may be able to rein-vest into one of the portfolios at a reduced sales charge.

The stocks are expected to remain in the Portfolio until termination.

Security Selection

To create the Portfolio, the Sponsor follows these steps:

 . identifies the various subsectors that comprise the biotechnology sector;

 . analyzes which subsectors may benefit from the predicted growth of biotech-nology companies; and

 . selects the most attractive companies within each subsector by examining:

 --products and/or services offered by the companies;

 --the competitive environment;

 --management expertise;

 --strategic alliances;

 --financing; and

 --a fundamental and technical equity valuation assessment.

As of the Initial Date of Deposit, the stocks in the Portfolio are approxi-mately equally dollar weighted.

Sector Description

Biotechnology involves the application of genetic engineering and DNA technol-ogy to produce medical therapies, diagnostic products and processes. Biotech-nology incorporates a variety of processes and tools that manipulate the DNA of living organisms to produce drugs, proteins, vaccines and modified agricultural products.

The U.S. biotechnology industry has grown considerably since its beginnings in the early 1970's. From a base level of zero, the industry has now successfully commercialized more than 100 new drugs and vaccines. Additionally, the pace of introduction has been accelerating in recent years. The Sponsor believes that a number of recent developments, including the following, have combined to sus-tain demand and promote growth in these industries:

 . Rapid growth in the middle-aged and elderly populations is a key driver of growth in the biotech-medical market. Together these groups account for close to two-thirds of drug prescriptions.

 . Like the pharmaceutical business, the biotechnology industry has histori-cally been less susceptible than other industries to economic cycles. In the U.S. market, annual growth in demand for drug products has remained fairly constant.

 . New methodologies have revolutionized the drug discovery process in recent years. These methods are fueling industry-wide growth by increasing research productivity and innovation, creating a multitude of new drug opportunities.

 . Biotechnology companies are benefiting materially from a more industry-friendly FDA that is expeditiously reviewing new products and streamlining overall regulatory processes.

Please be aware that industry predictions may not materialize, and that the companies selected for the Portfolio do not represent the entire industry and may not participate in the expected overall industry growth.

Primary Risks

You can lose money by investing in the Portfolio. In addition, the Portfolio may not perform as well as you hope. These things can happen for various rea-sons, including:

 . Stock prices can be volatile.

                                      ---

 . Share prices or dividend rates on the stocks may decline during the life of the Portfolio.

 . The Portfolio is not actively managed and may continue to purchase or hold a stock included in the Portfolio even though the stock's outlook or its mar-ket value or yield may have changed.

 . The Portfolio is concentrated in the biotechnology industry. Adverse devel-opments in this industry may affect the value of your Units. Companies in-volved in the biotechnology industry must contend with intense competition, changing regulations, product obsolescence, termination of patent protections, and the additional risk that medical products, despite the cap-ital invested, may never reach the retail sector.

 . Certain of the securities included in the Portfolio may be foreign securi-ties or American Depositary Receipts that evidence ownership of underlying foreign securities. Foreign securities present risks beyond those of U.S. issuers.

 . The Portfolio may contain small capitalization companies that have recently begun operations. Small cap companies present risks beyond those of large cap companies.

Investor Suitability

The Portfolio may be suitable for you if:

 . You are seeking to own biotechnology stocks in one convenient package;

 . You want capital appreciation potential;

 . The Portfolio represents only a portion of your overall investment portfo-lio; and

 . The Portfolio is part of a longer term investment strategy that includes the investment in subsequent portfolios, if available.

The Portfolio is not appropriate for you if:

 . You are unwilling to take the risks involved with owning a concentrated eq-uity investment; or

 . You are seeking preservation of capital or high current income.

Fees and Expenses

This table shows the fees and expenses you may pay, directly or indirectly, when you invest in the Portfolio.

                                                            Percent
                                                           of Public Amount per
                                                           Offering    $1,000
                                                             Price   Invested(1)
                                                           --------- -----------
Sales Charge
Initial Sales Charge(2)...................................   1.00%     $10.00
1st Year Deferred Sales Charge(3).........................   1.75%     $17.50
2nd Year Deferred Sales Charge(3).........................   1.75%     $17.50
                                                             -----     ------

Total Maximum Sales Charge................................   4.50%     $45.00

Estimated Annual Operating Expenses

                                                                     Approximate
                                                     Amount per Unit % of Public
                                                      (based on $10   Offering
                                                          Unit)       Price(1)
                                                     --------------- -----------
Trustee's Fee.......................................    $0.00950        0.095%
Sponsor's Supervisory Fee...........................    $0.00350        0.035%
Bookkeeping and Administrative Fees.................    $0.00250        0.025%
Evaluator's Fee.....................................    $0.00300        0.030%
Other Operating Expenses(4).........................    $0.00175       0.0175%
                                                        --------       -------
Total...............................................    $0.02025       0.2025%
Maximum Organization Costs(5).......................    $ 0.0225        0.225%

---------
(1) Based on 100 Units with a $10 per Unit Public Offering Price as of the Initial Date of Deposit.

(2) As provided below, the initial sales charge equals the difference between the maximum sales charge of 4.5% and any remaining deferred sales charges. Accordingly, the percentage amount of the initial sales charge will vary over time.

(3) The annual deferred sales charge is a fixed dollar amount of $0.175 per Unit. The percentage provided is based on a $10 Unit as of the Initial Date of Deposit and will vary over time.

(4) Other Operating Expenses do not include brokerage costs and other transac-tional fees.

(5) Organization costs are deducted from Portfolio assets at the earlier of the close of the initial offering period or six months after the Initial Date of Deposit.

                                      ---

You will pay both an upfront and a deferred sales charge. The upfront sales charge equals the difference between the maximum sales charge of 4.5% of the Public Offering Price and any remaining deferred sales charges. The annual de-ferred sales charges are $0.175 per Unit and are deducted monthly in install-ments of $0.0350 per Unit on the last business day of the month from
through        and        through       .


The maximum per Unit sales charges are reduced as follows:

                                                    First      Second
                                                     Year       Year      Total
                                          Upfront  Deferred   Deferred   Maximum
                                           Sales    Sales      Sales      Sales
           Number of Units(1)            Charge(2)  Charge     Charge    Charge
---------------------------------------- --------- --------   --------   -------
Less than 5,000.........................   1.00%    $0.175     $0.175     4.50%
5,000 to 9,999..........................   0.75%    $0.175     $0.175     4.25%
10,000 to 24,999........................   0.50%    $0.175     $0.175     4.00%
25,000 to 49,999........................   0.25%    $0.175     $0.175     3.75%
50,000 to 99,999........................   0.00%    $0.175     $0.175     3.50%
100,000 or more.........................   0.00%    $0.175(3)  $0.175(3)  2.75%

---------
(1) Sales charge reductions are computed both on a dollar basis and on the ba-sis of the number of Units purchased, using the equivalent of 5,000 Units to $50,000, 10,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to you.

(2) The Upfront Sales Charge is based on the Unit price on the Initial Date of Deposit. The percentage amount of the Upfront Sales Charge will vary as the Unit price varies and after deferred charges begin.

(3) All Units are subject to the same deferred sales charges. When the de-ferred charges exceed the maximum sales charge, you will be given extra Units at the time of purchase.

The maximum sales charge on reinvested dividends is $0.35 per Unit. The sec-ondary market sales charges for the Portfolio are the same as primary market charges provided above.

As described in "Public Offering Price" in Part B of the Prospectus, certain classes of investors are also entitled to reduced sales charges.

Example

This example may help you compare the cost of investing in the Portfolio to the cost of investing in other funds.

The example assumes that you invest $10,000 in the Portfolio for the periods indicated and then either redeem or do not redeem your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Portfolio's operating expenses stay the same. The example does not include brokerage costs and other transactional fees. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

  1 Year                3 Years                            5 Years                            10 Years
  -------               -------                           ---------                           ---------
  $317.32               $748.03                           $1,204.23                           $2,451.63

While the Portfolio has a term of approximately 24 months, you may be able to invest in future portfolios with reduced sales charges. These future sales charges are included in the amounts provided above.

See "Trust Operating Expenses" in Part B of the Prospectus for additional in-formation regarding expenses.

Dealer Concessions

The Sponsor plans to allow a concession of 2.2% for primary and secondary mar-ket non-break-point purchases of Units to dealer firms in connection with the sale of Units in a given transaction. For primary market purchase, dealers re-ceive an additional concession of $0.12 per Unit for Units held on or after
the Second Year Commencement Date,       . For secondary market purchases, to
receive the additional $0.12 per Unit concession, the Units must be sold prior to the Second Year Commencement Date and held on or after that date.

The concession paid to dealers is reduced or eliminated in connection with Units sold in transactions to investors that receive reduced sales charges based on the number of Units sold or in connection with Units sold in Rollover Purchases, Wrap Account Purchases and to other investors entitled to the sales charge reduction applicable for Wrap Account Purchases, as follows:

                                                        Additional  Approximate
                                                        Concession    Total %
                                                        for Units   Discount per
                                                        held on or    Unit for
                                                          after      Units held
                                                       Second Year  on or after
                                                 %     Commencement Second Year
                                              Discount   Date per   Commencement
             Number of Units(1)               per Unit     Unit       Date(2)
--------------------------------------------- -------- ------------ ------------
Less than 5,000..............................   2.20%     $0.12         3.40%
5,000 to 9,999...............................   2.00       0.12         3.20
10,000 to 24,999.............................   1.75       0.12         2.95
25,000 to 49,999.............................   1.50       0.12         2.70
50,000 to 99,999.............................   1.25       0.12         2.45
100,000 or more..............................   0.50       0.12         1.70
Rollover Purchases (per Unit)................  $0.12       0.12         2.40
Wrap Account Purchases.......................   0.00       0.00         0.00

                                      ---

---------
(1) Sales charge reductions are computed both on a dollar basis and on the ba-sis of the number of Units purchased, using the equivalent of 5,000 Units to $50,000, 10,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to the purchaser and may result in a reduction in the conces-sion per Unit.

(2) The Approximate Total Discount percentages are based on the Unit price on the Initial Date of Deposit. The percentage amount will vary as the Unit price varies.

See "Distributions of Units to the Public" in Part B of the Prospectus for ad-ditional information on dealer concession and volume incentives.

                                      ---

--------------------------------------------------------------------------------
Schedule of Investments
(at the Initial Date of Deposit, January   , 2000)

          Nuveen Biotechnology Two-Year Sector Portfolio, January 2000

                                                              Percentage
                                                                  of
                                                              Aggregate                  Cost of    Current
Number of                                              Ticker  Offering  Market Value Securities to Dividend
 Shares          Name of Issuer of Securities(1)       Symbol   Price     per Share   Portfolio(2)  Yield(3)
------------------------------------------------------------------------------------------------------------



   ---                                                          -----                    -------
                                                                 100%
   ===                                                          =====                    =======

---------
See "Notes to Portfolios."

Please note that if this prospectus is used as a preliminary prospectus for fu-ture Nuveen Defined Portfolios, the portfolio will contain different stocks from those described above.

                                      ---

Nuveen Biotechnology Five-Year Sector Portfolio, January 2000

Risk/Return Summary

Investment Objective

The Portfolio seeks to provide capital appreciation.

Investment Strategy

The Portfolio consists of the stocks of biotechnology companies. The Portfolio is diversified across the biotechnology sector including bio-medical/genetics, medical drugs, scientific instruments and therapeutics. The Sponsor selects stocks within the sector that it believes have the potential for capital ap-preciation.

The Sponsor intends to create future portfolios that will invest in stocks in this sector. If these future portfolios are available, you may be able to re-invest into one of the portfolios at a reduced sales charge.

The stocks are expected to remain in the Portfolio until termination.

Security Selection

To create the Portfolio, the Sponsor follows these steps:

 . identifies the various subsectors that comprise the biotechnology sector;

 . analyzes which subsectors may benefit from the predicted growth of e-Busi-ness companies; and

 . selects the most attractive companies within each subsector by examining:

 --products and/or services offered by the companies;

 --the competitive environment;

 --management expertise;

 --strategic alliances;

 --financing; and

 --a fundamental and technical equity valuation assessment.

As of the Initial Date of Deposit, the stocks in the Portfolio are approxi-mately equally dollar weighted.

Sector Description

Biotechnology involves the application of genetic engineering and DNA technol-ogy to produce medical therapies, diagnostic products and processes. Biotech-nology incorporates a variety of processes and tools that manipulate the DNA of living organisms to produce drugs, proteins, vaccines and modified agricul-tural products.

The U.S. biotechnology industry has grown considerably since its beginnings in the early 1970's. From a base level of zero, the industry has now successfully commercialized more than 100 new drugs and vaccines. Additionally, the pace of introduction has been accelerating in recent years. The Sponsor believes that a number of recent developments, including the following, have combined to sustain demand and promote growth in these industries:

 . Rapid growth in the middle-aged and elderly populations is a key driver of growth in the biotech-medical market. Together these groups account for close to two-thirds of drug prescriptions.

 . Like the pharmaceutical business, the biotechnology industry has histori-cally been less susceptible than other industries to economic cycles. In the U.S. market, annual growth in demand for drug products has remained fairly constant.

 . New methodologies have revolutionized the drug discovery process in recent years. These methods are fueling industry-wide growth by increasing research productivity and innovation, creating a multitude of new drug opportunities.

 . Biotechnology companies are benefiting materially from a more industry-friendly FDA that is expeditiously reviewing new products and streamlining overall regulatory processes.

Please be aware that industry predictions may not materialize, and that the companies selected for the Portfolio do not represent the entire industry and may not participate in the expected overall industry growth.

Primary Risks

You can lose money by investing in the Portfolio. In addition, the Portfolio may not perform as well as you hope. These things can happen for various rea-sons, including:

 . Stock prices can be volatile.

                                      ---

 . Share prices or dividend rates on the stocks may decline during the life of the Portfolio.

 . The Portfolio is not actively managed and may continue to purchase or hold a stock included in the Portfolio even though the stock's outlook or its mar-ket value or yield may have changed.

 . The Portfolio is concentrated in the biotechnology industry. Adverse devel-opments in this industry may affect the value of your Units. Companies in-volved in the biotechnology industry must contend with intense competition, changing regulations, product obsolescence, termination of patent protections, and the additional risk that medical products, despite the cap-ital invested, may never reach the retail sector.

 . Certain of the securities included in the Portfolio may be foreign securi-ties or American Depositary Receipts that evidence ownership of underlying foreign securities. Foreign securities present risks beyond those of U.S. issuers.

 . The Portfolio may contain small capitalization companies that have recently begun operations. Small cap companies present risks beyond those of large cap companies.

Investor Suitability

The Portfolio may be suitable for you if:

 . You are seeking to own biotechnology stocks in one convenient package;

 . You want capital appreciation potential;

 . The Portfolio represents only a portion of your overall investment portfo-lio; and

 . The Portfolio is part of a longer term investment strategy.

The Portfolio is not appropriate for you if:

 . You are unwilling to take the risks involved with owning a concentrated eq-uity investment; or

 . You are seeking preservation of capital or high current income.

Fees and Expenses

This table shows the fees and expenses you may pay, directly or indirectly, when you invest in the Portfolio.

                                                       Percent of    Amount per
                                                     Public Offering   $1,000
                                                          Price      Invested(1)
                                                     --------------- -----------
Sales Charge
Initial Sales Charge(2).............................      1.00%        $10.00
Deferred Sales Charge(3)............................      3.50%        $35.00
                                                          -----        ------
Total Maximum Sales Charge..........................      4.50%        $45.00

Estimated Annual Operating Expenses

                                                                   Approximate %
                                                   Amount per Unit   of Public
                                                    (based on $10    Offering
                                                        Unit)        Price(1)
                                                   --------------- -------------
Trustee's Fee.....................................    $0.00950         0.095%
Sponsor's Supervisory Fee.........................    $0.00350         0.035%
Bookkeeping and Administrative Fees...............    $0.00250         0.025%
Evaluator's Fee...................................    $0.00300         0.030%
Other Operating Expenses(4).......................    $0.00175        0.0175%
                                                      --------        -------
Total.............................................    $0.02025        0.2025%
Maximum Organization Costs(5).....................    $ 0.0225         0.225%

---------
(1) Based on 100 Units with a $10 per Unit Public Offering Price as of the Initial Date of Deposit.
(2) As provided below, the initial sales charge equals the difference between the maximum sales charge of 4.5% and any remaining deferred sales charges. Accordingly, the percentage amount of the initial sales charge will vary over time.

(3) The deferred sales charge is a fixed dollar amount of $0.35 per Unit. The percentage provided is based on a $10 Unit as of the Initial Date of De-posit and will vary over time.

(4) Other Operating Expenses do not include brokerage costs and other transac-tional fees.

(5) Organization costs are deducted from Portfolio assets at the earlier of the close of the initial offering period or six months after the Initial Date of Deposit.

You will pay both an upfront and a deferred sales charge. The upfront sales charge equals the difference between the maximum sales charge of 4.5% of the Public Offering Price and any remaining deferred sales charges. The deferred sales charges are $0.35 per Unit and are deducted monthly in installments of
$0.07 per Unit on the last business day of the month from       through     .

The maximum per Unit sales charges are reduced as follows:

                                                                           Total
                                                      Upfront  Deferred   Maximum
                                                       Sales    Sales      Sales
                 Number of Units(1)                  Charge(2)  Charge    Charge
 --------------------------------------------------  --------- --------   -------
 Less than 5,000...................................    1.00%    $0.35      4.50%
 5,000 to 9,999....................................    0.75%    $0.35      4.25%
 10,000 to 24,999..................................    0.50%    $0.35      4.00%
 25,000 to 49,999..................................    0.00%    $0.35      3.50%
 50,000 to 99,999..................................    0.00%    $0.35(3)   2.50%
 100,000 or more...................................    0.00%    $0.35(3)   1.50%

                                      ---

---------
(1) Sales charge reductions are computed both on a dollar basis and on the ba-sis of the number of Units purchased, using the equivalent of 5,000 Units to $50,000, 10,000 Units to $100,000, etc., and will be applied on that basis which is more favorable to you.

(2) The Upfront Sales Charge is based on the Unit price on the Initial Date of Deposit. The percentage amount of the Upfront Sales Charge will vary as the Unit price varies and after deferred charges begin.

(3) All Units are subject to the same deferred sales charges. When the de-ferred charges exceed the maximum sales charge, you will be given extra Units at the time of purchase.

The maximum sales charge on reinvested dividends is $0.35 per Unit.

As described in "Public Offering Price" in Part B of the Prospectus, certain classes of investors are also entitled to reduced sales charges. See "Public Offering Price" in Part B of the Prospectus for secondary market sales charges.

Example

This example may help you compare the cost of investing in the Portfolio to the cost of investing in other funds.

The example assumes that you invest $10,000 in the Portfolio for the periods indicated and then either redeem or do not redeem your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Portfolio's operating expenses stay the same. The example does not include brokerage costs and other transactional fees. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

   1 Year                  3 Years                  Life of Portfolio
   -------                 -------                  -----------------
   $488.82                 $530.32                  $          575.89

See "Trust Operating Expenses" in Part B of the Prospectus for additional in-formation regarding expenses.

Dealer Concessions

The Sponsor plans to allow a concession of 3.50% for non-breakpoint purchases of Units to dealer firms in connection with the sale of Units in a given transaction.

The concession paid to dealers is reduced or eliminated in connection with Units sold in transactions to investors that receive reduced sales charges based on the number of Units sold or in connection with Units sold in Rollover Purchases, Wrap Account Purchases and to other investors entitled to the sales charge reduction applicable for Wrap Account Purchases, as follows:

                                                                          %
                                                                      Concession
Number of Units*                                                       per Unit
----------------                                                      ----------
Less than 5,000......................................................    3.50%
5,000 to 9,999.......................................................    3.25
10,000 to 24,999.....................................................    3.00
25,000 to 49,999.....................................................    2.50
50,000 to 99,999.....................................................    1.50
100,000 or more......................................................    0.75
Rollover Purchases (per Unit)........................................   $0.25
Wrap Account Purchases...............................................    0.00

*Sales charge reductions are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 5,000 Units to $50,000, 10,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to the purchaser and may result in a reduction in the concession per Unit.

See "Distributions of Units to the Public" in Part B of the Propsectus for ad-ditional infomation on dealer concessions, volume incentives and secondary market concessions.

                                      ---

--------------------------------------------------------------------------------
Schedule of Investments
(at the Initial Date of Deposit, January   , 2000)

         Nuveen Biotechnology Five-Year Sector Portfolio, January 2000

                                                              Percentage
                                                                  of
                                                              Aggregate                  Cost of    Current
Number of                                              Ticker  Offering  Market Value Securities to Dividend
 Shares          Name of Issuer of Securities(1)       Symbol   Price     per Share   Portfolio(2)  Yield(3)
------------------------------------------------------------------------------------------------------------

                                                                                        $
  -----                                                        -------                  --------
  =====                                                        =======                  ========

---------
See "Notes to Portfolios."

Please note that if this prospectus is used as a preliminary prospectus for fu-ture Nuveen Defined Portfolios, the portfolio will contain different stocks from those described above.

                                      ---

Biotechnology
Securities Descriptions

The stocks of the following companies are included in the Portfolios:

[TO COME]

                                      ---

How to Buy and Sell Units

Investing in the Portfolios

The minimum investment is normally $1,000 or 100 Units, whichever is less. However, for IRA purchases the minimum investment is $500 or the nearest whole number of Units whose value is less than $500.

You can buy Units from any participating dealer.

As of January , 2000, the Initial Date of Deposit, the per Unit Public Offer-ing Price for each Portfolio is $10.00. As described above, Units are subject to an upfront sales charge that is equal to the difference between the total maximum sales charge of 4.50% of the Public Offering Price and the remaining deferred sales charges. If a Portfolio has any remaining deferred sales charges, you will also pay those charges. The Public Offering Price includes the upfront sales charge and the estimated organization cost of $0.0225 per Unit. The Public Offering Price changes every day with changes in the price of the securities. As of the close of business on January , 2000, the number of Units of the Portfolio may be adjusted so that the per Unit Public Offering Price will equal $10.00.

If you are buying Units with assets received from the redemption or termina-tion of another Nuveen Defined Portfolio, you will pay a reduced sales charge of $0.35 per Unit ($0.175 per year for Two-Year Sector Portfolios). You may also buy Units with that sales charge if you are purchasing Units with the termination proceeds from a non-Nuveen unit trust with a similar investment strategy. Such purchases entitled to this sales charge reduction may be clas-sified as "Rollover Purchases."

Wrap Account Purchases and certain other investors described in Part B of the Prospectus, may buy Units of the Five-Year Sector Portfolios at the Public Of-fering Price for non-breakpoint purchases minus the concession the Sponsor typically allows for dealers for non-breakpoint purchases.

Wrap Account Purchases and certain other investors described in Part B of the Prospectus may buy Units of the Two-Year Sector Portfolios with a sales charge for the first year equal to the maximum first year sales charge of 2.75% of the Public Offering Price minus the concession paid to dealers for non-break-point purchases. If the Two-Year Sector Portfolio owners hold their Units on or after the Second Year Commencement Date, they must also pay a deferred sales charge of $0.175 per Unit. To reduce the Second Year Deferred Sales Charge to $0.055 per Unit, these investors will receive additional Units equal to the concession paid to dealers for Units held on or after the Second Year Commencement Date.

All distributions (other than the liquidation distribution) from Units that receive the reduced sales charges for Wrap Account Purchases will be invested in additional Units of the Portfolio and will be subject to any remaining de-ferred sales charges.

Each Portfolio's securities are valued by the Evaluator, The Chase Manhattan Bank, generally on the basis of their closing sales prices on the applicable national securities exchange or The Nasdaq Stock Market, Inc. every business day.

The Sponsor intends to periodically create additional Units of the Portfolios. See "Nuveen Defined Portfolios" and "Composition of Trusts" in Part B of the Prospectus for more details.

See "Public Offering Price" and "Market for Units" in Part B for additional information.

Sales or Redemptions

Units may be redeemed by the Trustee, The Chase Manhattan Bank, on any busi-ness day at their current market value. Unitholders who purchase at least 1,000 Units or whose Units are worth $10,000 may elect to be distributed the underlying stock, rather than cash, if the election is made at least five business days prior to a Portfolio's termination.

Although not obligated to do so, the Sponsor may maintain a market for Units and offer to repurchase the Units at prices based on their current market val-ue. If a secondary market is not maintained, a Unitholder may still redeem Units through the Trustee.

During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the price at which the Trustee will redeem Units and the price at which the Sponsor may repurchase Units include estimated organization costs. After such period, the amount paid will not include such estimated organization costs.

Any applicable deferred sales charges remaining on Units at the time of their sale or redemption will be collected at that time. However, if you

                                      ---
sell or redeem Units of a Two-Year Sector Portfolio prior to the Second Year Commencement Date, you will not pay the Second Year Deferred Sales Charge.

See "Redemption" and "Market for Units" in Part B of the Prospectus for de-tails.

Risk Factors

You can lose money by investing in a Portfolio. Recently, equity markets have experienced significant volatility. Your investment is at risk primarily be-cause of:

 . Market risk

  Market risk is the risk that a particular stock in a Portfolio, the Portfo-lio itself or stocks in general may fall in value. Market value may be af-fected by a variety of factors including:

  --General stock market movements;

  --Changes in the financial condition of an issuer or an industry;

  --Changes in perceptions about an issuer or an industry;

  --Interest rates and inflation;

  --Governmental policies and litigation; and

  --Purchases and sales of securities by the Portfolio.

 . Inflation risk

  Inflation risk is the risk that the value of assets or income from invest-ments will be less in the future as inflation decreases the value of money.

 . Small company risk

  Some of the stocks selected for the Portfolios may be issued by small capi-talization companies. These stocks customarily involve more investment risk than larger capitalization stocks. These additional risks are due in part to the following factors. Small cap companies may:

  --Have limited product lines, markets or financial resources;

  --Have less publicly available information;

  --Lack management depth or experience;

  --Be less liquid;

  --Be more vulnerable to adverse general market or economic developments; and

  --Be dependent upon products that were recently brought to market or key personnel.

 . Concentration risk

  When stocks in a particular industry make up 25% or more of a Portfolio, it is said to be "concentrated" in that industry, which makes a Portfolio less diversified and subject to more market risk. The Portfolios are concentrated in the securities of their respective industries. Please be aware that the industry predictions contained in the Prospectus for each Portfolio may not materialize, and that the companies selected for a Portfolio do not repre-sent its entire industry and such Portfolio may not participate in the ex-pected overall industry growth.

Biotechnology Industry--Here is what you should know about a concentration in stocks of the biotechnology industry:

  --Companies involved in this industry must contend with:

   high development costs;

   the inability to raise prices to cover cost because of managed care pres-sure, government regulation or price controls;

   termination of their patent protection for their drug, vaccine and thera-peutic products; and

   expensive insurance due to the risk of product liability lawsuits.

  --As an emerging growth industry, companies may be thinly capitalized and more volatile as a result.

  --These companies may depend on a few products for all revenues and may de-pend on their competitors to produce and market their products, making their products susceptible to obsolescence.

Additionally, companies in each of the Portfolios may have:

  --Exceptionally high price-to-earnings ratios with little or no earnings histories; and

  --Extreme price and volume fluctuations that may be unrelated to their oper-ating performance.

 . Foreign risks

  Certain of the securities included in the Portfolios may be foreign securi-ties or American Depositary Receipts ("ADRs") of foreign companies. ADRs are denominated in U.S. dollars

                                      ---
  and are typically issued by a U.S. bank or trust company. An ADR evidences ownership of an underlying foreign security. Foreign securities present risks beyond securities of U.S. issuers. Foreign companies may be affected by:

  --adverse political, diplomatic and economic developments;

  --changes in foreign currency exchange rates; and

  --taxes and less publicly available information.

Distributions

Income Distributions

Cash dividends received by a Portfolio, net of expenses, will be paid each June 30 and December 31 ("Income Distribution Dates"), beginning June 30, 2000, to Unitholders of record each June 15 and December 15 ("Income Record Dates"), respectively.

Capital Distributions

Distributions of funds in the Capital Account, net of expenses, will be made when a Portfolio terminates. In certain circumstances, additional distribu-tions may be made.

See "Distributions To Unitholders" in Part B of the Prospectus for more de-tails.

General Information

Termination

Commencing on January , 2002 and January , 2005 for the Two-Year Sector Portfolios and the Five-Year Sector Portfolios, respectively, the Mandatory Termination Dates, the securities in the applicable Portfolio will begin to be sold as prescribed by the Sponsor. The Trustee will provide written notice of the termination to Unitholders which will specify when certificates may be surrendered.

Unitholders will receive a cash distribution within a reasonable time after a Portfolio terminates. However, Unitholders who purchase at least 1,000 Units or whose Units are worth $10,000 may elect to be distributed the underlying stock if the election is made at least five business days prior to a Portfo-lio's termination. See "Distributions to Unitholders" and "Other Information-- Termination of Indenture" in Part B of the Prospectus for more details.

The Sponsor

Since our founding in 1898, John Nuveen & Co. Incorporated has been synonymous with investments that withstand the test of time. Today, we offer a range of equity and fixed-income unit trusts designed to suit the unique circumstances and financial planning needs of mature investors. Nuveen, a leader in tax-ef-ficient investing, believes that a carefully selected portfolio can play an important role in building and sustaining the wealth of a lifetime. More than
1.3 million investors have trusted Nuveen to help them maintain the lifestyle they currently enjoy.

The prospectus describes in detail the investment objectives, policies and risks of the Portfolio. We invite you to discuss the contents with your finan-cial adviser, or you may call us at 800-257-8787 for additional information.

Optional Features

Letter of Intent (LOI)

Investors may use a Letter of Intent to get reduced sales charges on purchases made over a 13-month period (and to take advantage of dollar cost averaging). Unitholders will not be permitted to apply future rollover purchases to sat-isfy the LOI amount. The minimum LOI investment is $50,000. See "Public Offer-ing Price" in Part B of the Prospectus for details.

Reinvestment

Distributions from a Portfolio can be invested with no sales charge into Nuveen mutual or money market funds. Also, income and certain capital distri-butions from a Portfolio can be reinvested into additional Units of the Port-folio. Distributions reinvested into a Portfolio are subject to any remaining deferred sales charges. See "Distributions to Unitholders" and "Accumulation Plan" in Part B of the Prospectus for details.

Nuveen Mutual Funds

Portfolio purchases may be applied toward breakpoint pricing discounts for Nuveen Mutual Funds. For more information about Nuveen investment products, obtain a prospectus from your financial adviser.

                                      ---

-------------------------------------------------------------------------------
Notes to Portfolios

---------
(1) All securities are represented by regular way contracts to purchase such securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase the securi-
    ties were entered into by the Sponsor on January   , 2000.

(2) The cost of the securities to the Portfolio represents the aggregate un-derlying value with respect to the securities acquired (generally deter-mined by the closing sale prices of the listed securities on the business day preceding the Initial Date of Deposit). The valuation of the securi-ties has been determined by the Trustee. As of the Initial Date of Depos-it, other information regarding the securities is as follows:

                                                        Estimated   Estimated Net
                                                      Annual Income Annual Income
                            Value of  Cost to   Gain  Distributions Distributions
                           Securities Sponsor  (loss) Per Portfolio   Per Unit
                           ---------- -------- ------ ------------- -------------
   Nuveen Biotechnology
    Two-Year Sector
    Portfolio.............  $         $        $         $
   Nuveen Biotechnology
    Five-Year Sector
    Portfolio.............

  Estimated Annual Income Distributions are based on the most recent ordinary dividend paid on that security. Estimated Net Annual Income Distributions per Unit are based on the number of Units, the fractional undivided interest in the securities per Unit and the aggregate value of the securities per Unit as of the Initial Date of Deposit. Investors should note that the actual amount of income distributed per Unit by the Portfolio will vary from the estimated amount due to a variety of factors including, changes in the items described in the preceding sentence, expenses and actual dividends declared and paid by the issuers of the securities.

(3) Current Dividend Yield for each security was calculated by annualizing the last quarterly or semi-annual ordinary dividend declared on that security and dividing the result by that security's closing sale price on the busi-ness day prior to the Initial Date of Deposit.

Please note that if this prospectus is used as a preliminary prospectus for future Nuveen Defined Portfolios, the portfolio will contain different stocks from those described above.

-------------------------------------------------------------------------------

                                      ---

Statements of Condition
(at the Initial Date of Deposit, January   , 2000)

                                                   Biotechnology Biotechnology
                                                     Two-Year      Five-Year
                                                      Sector        Sector
                                                     Portfolio     Portfolio
Trust Property                                     ------------- -------------
Investment in securities represented by purchase
 contracts(1)(2).................................    $123,630      $124,527
                                                     ========      ========    ===
Liabilities and Interest of Unitholders
Liabilities:
  Deferred sales charge(3).......................    $  4,370      $  4,402
  Reimbursement of Sponsor for organization
   costs(4)......................................    $    281      $    283
                                                     --------      --------
     Total.......................................    $  4,651      $  4,685
                                                     ========      ========
Interest of Unitholders:
  Units of fractional undivided interest
   outstanding...................................      12,487        12,578
                                                     --------      --------
  Cost to investors(5)...........................    $124,823      $125,729
   Less: Gross underwriting commission(6)........    $  5,563      $  5,604
   Less: Organization costs(4)...................    $    281      $    283
                                                     --------      --------
  Net amount applicable to investors.............    $118,979      $119,842
                                                     --------      --------
     Total.......................................    $123,630      $124,527
                                                     ========      ========

---------

(1) Aggregate cost of securities listed under "Schedule of Investments" is based on their aggregate underlying value.

(2) An irrevocable letter of credit has been deposited with the Trustee as collateral, which is sufficient to cover the monies necessary for the pur-chase of the securities pursuant to contracts for the purchase of such se-curities.

(3) Represents the amount of mandatory distributions from a Portfolio ($0.175 per Unit for the Two-Year Sector Portfolio and $0.35 for the Five-Year Sector Portfolio), payable to the Sponsor. Unitholders of the Two-Year Sector Portfolios who hold their Units on or after the Second Year Com-mencement Date will be assessed an additional deferred sales charge ($0.175 per Unit) for the Second Year Deferred Period. Such deferred charge is not represented in the amount reflected.

(4) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing a Portfolio. These costs have been estimated at $0.0225 per Unit for each Portfolio. A payment will be made as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligations of the in-vestors to the Sponsor will be satisfied. To the extent that actual organ-ization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of a Portfolio.

(5) Aggregate Public Offering Price computed as set forth under "PUBLIC OFFER-ING PRICE" in Part B of this Prospectus.

(6) The gross underwriting commission of 4.50% per Unit includes both an up-front and a deferred sales charge and has been calculated on the assump-tion that the Units sold are not subject to a reduction of sales charges for quantity purchases and that all Units are held on or after the Second Year Commencement Date, if applicable. In single transactions involving 5,000 Units or more, the sales charge is reduced. (See "PUBLIC OFFERING PRICE" in Part B of this Prospectus.)


                                      ---

Report of Independent Public Accountants

To the Board of Directors of John Nuveen & Co. Incorporated and Unitholders of Nuveen Unit Trusts, Series 77:

We have audited the accompanying statements of condition and the schedules of investments at date of deposit (included in Part A of this Prospectus) of Nuveen Unit Trusts, Series 77 as of January , 2000. These financial state-ments are the responsibility of the Sponsor. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing stan-dards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of mate-rial misstatement. An audit includes examining, on a test basis, evidence sup-porting the amounts and disclosures in the financial statements. Our proce-dures included confirmation of the irrevocable letter of credit arrangement for the purchase of securities, described in Note (2) to the statements of condition, by correspondence with the Trustee. An audit also includes assess-ing the accounting principles used and significant estimates made by the Spon-sor, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statements of condition and the schedules of investments at date of deposit referred to above present fairly, in all material respects, the financial position of Nuveen Unit Trusts, Series 77, as of January , 2000, in conformity with generally accepted accounting principles.

                                                ARTHUR ANDERSEN LLP

Chicago, Illinois
January  , 2000

                                      ---

Defined                  NUVEEN UNIT TRUSTS, SERIES 77
Portfolios                    PROSPECTUS -- PART A

                                January  , 2000

                              Sponsor       John Nuveen & Co. Incorporated
                                            333 West Wacker Drive
                                            Chicago, IL 60606-1286
                                            Telephone: 312-917-7700


                              Trustee       The Chase Manhattan Bank
                                            4 New York Plaza
                                            New York, NY 10004-2413
                                            Telephone: 800-257-8787

  This Prospectus does not contain complete information about the Portfolio filed with the Securities and Exchange Commission in Washington, DC under the:

  Securities Act of 1933 (file no. 333-     )

  Investment Company Act of 1940 (file no. 811-08103)

  To obtain copies at proscribed rates--
    Write: Public Reference Section of the Commission, 450 Fifth Street NW,
           Washington, DC 20549-6009
    Call:  (800) SEC-0330
    Visit: http://www.sec.gov

  No person is authorized to give any information or representation about the Portfolio not contained in Parts A or B of this Prospectus or the Information Supplement, and you should not rely on any other information.

  When Units of the Portfolio are no longer available or for investors who will reinvest into subsequent series of the Portfolio, this Prospectus may be used as a preliminary Prospectus for a future series. If this is the case, investors should note the following:

    1. Information in this Prospectus is not complete and may be changed;

    2. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective; and

    3. This prospectus is not an offer to sell the securities of a future series and is not soliciting an offer to buy such securities in any state where the offer or sale is not permitted.

Defined Portfolios

Nuveen Equity Portfolio Prospectus

         Prospectus Part B dated January 5, 2000

  The Prospectus for a Nuveen Defined Portfolio (a "Trust") is divided into two parts. Part A of the Prospectus relates exclusively to a particular Trust or Trusts and provides specific information regarding each Trust's portfolio, strategies, investment objectives, expenses, financial highlights, income and capital distributions, hypothetical performance information, risk factors and optional features. Part B of the Prospectus provides more general information regarding the Nuveen Defined Portfolios. You should read both Parts of the Prospectus and retain them for future reference. Except as provided in Part A of the Prospectus, the information contained in this Part B will apply to each Trust.

  Additional information about the Trusts is provided in the Information Supplement. You can receive an Information Supplement by calling The Chase Manhattan Bank (the "Trustee") at (800) 257-8787.

Nuveen Defined Portfolios

Each Nuveen Defined Portfolio consists of a portfolio of Securities of companies described in the applicable Part A of the Prospectus (see "Schedule of Investments" in Part A of the Prospectus for a list of the Securities included in a Trust).

Minimum Investment--$1,000 or 100 Units ($500 or nearest whole number of Units whose value is less than $500 for IRA purchases), whichever is less.

Redeemable Units. Units of a Trust are redeemable at the offices of the Trustee at prices based upon the aggregate underlying value of the Securities (generally determined by the closing sale prices of listed Securities and the bid prices of over-the-counter traded Securities). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit includes estimated organization costs per Unit. After such period, the Redemption Price will not include such estimated organization costs. See "Risk/Return Summary--Fees and Expenses" in Part A of the Prospectus for the organization costs and see "REDEMPTION" herein for a more detailed discussion of redeeming your Units.

Dividend and Capital Distributions. Cash dividends received by a Trust will be paid on those dates set forth under "Distributions" in Part A of the Prospectus. Distributions of funds in the Capital Account, if any, will be made as part of the final liquidation distribution, if applicable, and in certain circumstances, earlier. See "DISTRIBUTIONS TO UNITHOLDERS."

Public Offering Price. Public Offering Price of a Trust during the Initial Offering Period is based upon the aggregate underlying value of the Securities in the Trust's portfolio (generally determined by the closing sale prices of the listed Securities and the ask prices of over-the-counter traded Securities) plus or minus cash, if any, in the Income and Capital Accounts of the Trust, plus a sales charge as set forth in Part A of the Prospectus and is rounded to the nearest cent. The Public Offering Price during the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period also includes organization costs incurred in establishing a Trust. These costs will be deducted from the assets of the Trust as of the close of such period. See "Risk/Return Summary-Fees and Expenses" in Part A of the Prospectus. For Units purchased in the secondary market, the Public Offering Price is based upon the aggregate underlying value of the Securities in the Trust (generally determined by the closing sale prices of the listed Securities and the bid prices of over-the-counter traded Securities) plus the applicable sales charges. A pro rata share of accumulated dividends, if any, in the Income Account from the preceding Record Date to, but not including, the settlement date (normally three business days after purchase) is added to the Public Offering Price. (See "PUBLIC OFFERING PRICE.")

  The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Defined                     NUVEEN EQUITY PORTFOLIO
Portfolios                    PROSPECTUS -- PART B

                              January 5, 2000

                              Sponsor       John Nuveen & Co. Incorporated
                                            333 West Wacker Drive
                                            Chicago, IL 60606-1286
                                            Telephone: 312-917-7700


                              Trustee       The Chase Manhattan Bank
                                            4 New York Plaza
                                            New York, NY 10004-2413
                                            Telephone: 800-257-8787


             Legal Counsel to Sponsor       Chapman and Cutler
                                            111 West Monroe Street
                                            Chicago, IL 60603


                          Independent       Arthur Andersen LLP
                   Public Accountants       33 West Monroe Street
                       for the Trusts       Chicago, IL 60603

  This Prospectus does not contain complete information about the Unit Trust filed with the Securities and Exchange Commission in Washington, DC under the Securities Act of 1933 and the Investment Company Act of 1940.

  To obtain copies at proscribed rates--
    Write: Public Reference Section of the Commission, 450 Fifth Street NW,
           Washington, DC 20549-6009
    Call:  (800) SEC-0330
    Visit: http://www.sec.gov

  No person is authorized to give any information or representation about the Trusts not contained in Parts A or B of this Prospectus or the Information Supplement, and you should not rely on any other information.

  When Units of this Trust are no longer available or for investors who will reinvest into subsequent series of the Trusts, this Prospectus may be used as a preliminary Prospectus for a future series. If this is the case, investors should note the following:

    1. Information in this Prospectus is not complete and may be changed;

    2. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective; and

    3. This prospectus is not an offer to sell the securities of a future series and is not soliciting an offer to buy such securities in any state where the offer or sale is not permitted.

                       Contents of Registration Statement


A.   Bonding Arrangements of Depositor:

          The Depositor has obtained the following Stockbrokers Blanket Bonds for its officers, directors and employees:

          Insurer/Policy No.                                Amount

          Reliance Insurance Company
          B 262 6895                                      $26,000,000

B. This Registration Statement comprises the following papers and documents:

                               The facing sheet

                                The Prospectus

                                The signatures


                             Consents of Counsel

                            The following exhibits:

1.1(a) Copy of Standard Terms and Conditions of Trust for Nuveen Unit Trust, Series 4 and certain subsequent series, effective May 29, 1997 between John Nuveen & Co. Incorporated, Depositor and The Chase Manhattan Bank, Trustee and Evaluator (incorporated by reference to Amendment No. 1 to Form S-6 (File No. 333-25225) filed on May 29, 1997 on behalf of Nuveen Unit Trusts, Series 4).

1.1(b)  Trust Indenture and Agreement (to be supplied by amendment).

1.2* Copy of Certificate of Incorporation, as amended, of John Nuveen & Co, Incorporated, Depositor.

1.3** Copy of amendment of Certificate of Incorporation changing name of Depositor to John Nuveen & Co. Incorporated.

2.1 Copy of Certificate of Ownership (Included in Exhibit 1.1(a), and incorporated herein by reference).

3.1 Opinion of counsel as to legality of securities being registered (to be supplied by amendment).

--------------------

/*/ Incorporated by reference to Form N-8B-2 (File No. 811-1547) filed on September 29, 1967 on behalf of Nuveen Tax-Exempt Unit Trust, Series 16.

/**/ Incorporated by reference to Form N-8B-2 (File No. 811-2198) filed on April 11, 1985 on behalf on Nuveen Tax-Exempt Unit Trust, Series 37.

3.2 Opinion of counsel as to Federal income tax status of securities being registered (to be supplied by amendment).

3.3 Opinion of counsel as to New York income tax status of securities being registered (to be supplied by amendment).

3.4 Opinion of counsel as to advancement of funds by Trustees (to be supplied by amendment).

4.2   Consent of The Chase Manhattan Bank (to be supplied by amendment).

4.4   Consent of Arthur Andersen LLP (to be supplied by amendment).

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Exhibit E to Form N-8B-2 (File No. 811-08103) filed on March 20, 1997 on behalf of Nuveen Unit Trusts, Series 1 and subsequent Series).


C.    Explanatory Note

      This Registration Statement may contain multiple separate prospectuses. Each propectus will relate to an individual unit investment trust and will consist of a Part A, a Part B and an Information Supplement.

D.    Undertakings

     (1) The Information Supplement to the Trust will not include third party financial information.

                                  Signatures
                                  ----------

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Nuveen Unit Trusts, Series 77 has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Chicago and State of Illinois on the 13th day of January, 2000.

                                        NUVEEN UNIT TRUSTS, SERIES 77
                                                  (Registrant)


                                        By  JOHN NUVEEN & CO. INCORPORATED
                                                  (Depositor)



                                        By /s/    Benjamin T. Fulton
                                           -------------------------------
                                                Managing Director and
                                                    Vice President


                                        Attest /s/   Nicholas Dalmaso
                                               ---------------------------
                                                    Assistant Secretary

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated:


       Signature                      Title*                       Date
       ---------                      ------                       ----
Timothy R. Schwertfeger    Chairman, Board of Directors,  )
                           Chief Executive Officer        )
                           and Director                   )
                                                          )  /s/ Larry W. Martin
John P. Amboian            President and Director         )  ------------------
                                                          )   Larry W. Martin
                                                          )  Attorney-in-Fact**

Margaret E. Wilson         Vice President and             )
                           Controller                     )  January 13, 2000
                                                          )

----------

* The titles of the persons named herein represent their capacity in and relationship to John Nuveen & Co. Incorporated, the Depositor.

**The powers of attorney for Messrs. Amboian and Schwertfeger were filed on March 20, 1997 as Exhibit P to Form N-8B-2 (File No. 811-08103) and for Ms. Wilson as Exhibit 6.2 to Nuveen Unit Trusts, Series 12 (File No. 333-49197) filed on May 14, 1998.

                   Consent of Independent Public Accountants

The consent of Arthur Andersen LLP to the use of its report and to the reference to such firm in the Prospectus included in this Registration Statement will be filed as Exhibit 4.4 to the Registration Statement.

                         Consent of Chapman and Cutler

The consent of Chapman and Cutler to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinions to be filed as Exhibits 3.1 and 3.2 to the Registration Statement.

                      Consent of The Chase Manhattan Bank

The consent of The Chase Manhattan Bank to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.2 to the Registration Statement.

                     Consent of Carter, Ledyard & Milburn

The consent of Carter, Ledyard & Milburn to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 3.3 to the Registration Statement.